SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

OSI Pharmaceuticals, Inc.

(Name of Subject Company (Issuer))

Ruby Acquisition, Inc.

Astellas US Holding, Inc.

Astellas Pharma Inc.

(Name of Filing Persons (Offerors))

Common Stock, Par Value $.01 Per Share

(Including the Associated Stock Purchase Rights)

(Title of Class of Securities)

671040103

(CUSIP Number of Class of Securities)

Masafumi Nogimori

President and Chief Executive Officer

Astellas Pharma Inc.

3-11, Nihonbashi-Honcho

2-chome, Chuo-ku

Tokyo 103-8411, Japan

(0081) 3-3244-3000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Michael O. Braun, Esq.

Morrison & Foerster LLP

1290 Avenue of the Americas

New York, New York 10104

(212) 468-8000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable	Not applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None

Filing Party: Not applicable

Form or Registration No.: Not applicable

Date Filed: Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

On March 1, 2010, Astellas Pharma Inc.(“Astellas”), issued the following press release:

Astellas Pharma Inc. Offers to Acquire OSI Pharmaceuticals for $52.00 Per Share in Cash

Offer is premium of over 40% to closing stock price of OSI and 53% premium over three-month average

Astellas to build a world-class oncology platform

Astellas expects to invest in OSI’s business and employees

Tokyo, Japan, 1 March 2010 – Astellas Pharma Inc. (TSE: 4503), a global pharmaceutical company, will commence a tender offer to acquire all outstanding shares of common stock of OSI Pharmaceuticals (NASDAQ: OSIP) for $52.00 per share in cash, or an aggregate of approximately $3.5 billion on a fully diluted basis.

The all-cash offer, set forth in Astellas’ letter to OSI delivered this morning, represents a significant premium of over 40% on the closing price of OSI’s common stock of $37.02 per share on February 26, 2010, a 53% premium to its three-month average of $34.01 per share, and a 31% premium to its 52-week high of $39.66 per share. Astellas’ offer is not subject to any financing conditions.

The acquisition of OSI – a biotechnology company primarily focused on the discovery, development and commercialization of molecular targeted therapies addressing medical needs in oncology, diabetes and obesity – would support Astellas’ growth strategy of becoming a Global Category Leader in oncology. OSI manufactures and sells Tarceva (erlotinib), a leading cancer medication and has several prospective new oncology medications in its R&D pipeline. The transaction would provide Astellas with a top-tier oncology business in the U.S. and an expanded product portfolio and pipeline. OSI would also augment Astellas’ strong existing franchises in urology and immunology.

Astellas’ scale and financial strength will help OSI realize the value of its current product pipeline, as well as continue the necessary funding of its discovery engine. Adding Astellas’ strong business operations and experience in the development and sales of new products will enable the combined company to accelerate their development and ensure their successful commercialization. Astellas has great respect for the OSI organization and expects to integrate the strengths of OSI’s business and employees into its operations as it has in the past with similar strategic acquisitions.

Masafumi Nogimori, President and Chief Executive Officer of Astellas, commenting on the offer, said, “This offer follows our attempts over the past 13 months to engage OSI in meaningful discussions. We firmly believe in the compelling strategic rationale behind the combination and the opportunity it provides to the OSI stockholders to realize full and fair value, in cash, immediately. As recently as February 12, 2010, Astellas presented this proposal to acquire OSI, which reflected a 50% premium on that date. However, we received a response stating that our offer ‘very significantly undervalues’ OSI. That response was the latest indication to us that OSI is not interested in engaging in substantive discussions. We are therefore taking our offer directly to OSI’s stockholders. Our proposal and its significant premium recognize both the value created by OSI to date and its future prospects. Of course, we are open to, and we hope that OSI’s Board and management will commence, discussions with us to effect a negotiated transaction.”

Astellas has made numerous attempts to engage in substantive discussions to acquire OSI. Astellas first raised its interest in acquiring OSI during a meeting with OSI’s CEO in January 2009 and made its first written proposal in February 2009. Despite subsequent letters reiterating Astellas’ interest in March and June 2009 and several face-to-face meetings, including a meeting between the two CEOs on February 12, 2010, OSI has refused to engage in a meaningful discussion. As a result, Astellas has decided to commence a tender offer and go directly to the OSI stockholders. Astellas will consider all means necessary to secure a completed transaction. Among other things, Astellas intends to nominate directors at OSI’s upcoming annual meeting to give stockholders a voice in the outcome.

Astellas will commence a tender offer on March 2, 2010, to purchase all outstanding common stock of OSI for $52.00 per share in cash. Following successful completion of the tender offer, a merger will be completed at the same price. The complete terms and conditions of the offer will be filed with the U.S. Securities and Exchange Commission and disseminated to OSI stockholders. Astellas has cash and cash equivalents on hand to complete the transaction. The offer is not subject to any financing or due diligence conditions, and will be subject only to customary closing conditions, including the tender of a majority of OSI’s shares of common stock on a fully diluted basis, and OSI’s Board taking all necessary actions to make its stockholder rights plan and Section 203 of the Delaware Corporation Law inapplicable to Astellas’ offer. There are no anticipated regulatory hurdles to completion.

Citigroup is acting as exclusive financial advisor to Astellas and Morrison & Foerster LLP is acting as legal counsel.

Following is a copy of the letter Astellas sent earlier today to Colin Goddard, OSI’s CEO:

March 1, 2010

Colin Goddard, Chief Executive Officer, OSI Pharmaceuticals

Cc: Robert A. Ingram, Chairman, OSI Pharmaceuticals

Dear Dr. Goddard:

As you know from our meetings, we have a great deal of respect for you and OSI, its employees and what the company has achieved. We believe there are significant benefits from OSI’s acquisition by Astellas and believe that a combined entity would allow us to achieve the goal of discovering, developing and delivering novel medications for patients with unmet needs in the oncology space far better than each of our companies could do independently.

When we met on February 12, 2010, I presented our proposal to acquire all of OSI shares for $52 per share, a 50% premium to the prior day’s closing price. This followed Astellas’ numerous attempts to engage in meaningful conversations with OSI over the last 13 months regarding the potential for bringing our two businesses together.

I was hopeful that our February 12th meeting would have finally resulted in a constructive attempt by you and OSI’s Board to discuss a transaction and bring value to your stockholders. Instead, your written response dated February 22nd stated that our proposal “very significantly undervalues” OSI. It also contained a confidentiality agreement with a two-year “standstill” provision which we believe would not be in your stockholders’ best interests, as it would have restricted us from making our offer directly to them.

As we have stated to you consistently in our many communications to you over the last 13 months, we believe the acquisition of OSI by Astellas makes for a compelling business proposition and provides a unique opportunity for our respective stockholders, employees and customers. However, because your response indicates that you have no intention to engage in substantive discussions, our Board has authorized me to take our offer directly to OSI’s stockholders.

We remain enthusiastic about the potential of this transaction to realize the value of OSI’s current commercialized products and to ensure the successful development and commercialization of additional products from its pipeline. We respect your organization very much, and as such we would expect to integrate the strengths of your business and of OSI’s employees into our company as we have in the past with similar strategic acquisitions.

Our proposal would be subject to standard acquisition conditions, including the removal of your stockholder rights plan, and is not subject to any financing or any due diligence conditions. We do not foresee any regulatory or other impediment to closing.

We continue to be excited about the possibility of bringing our two organizations together and we hope that you and your Board will reconsider your position and work with us to achieve a mutually beneficial outcome. Astellas has engaged Citigroup as financial advisor and Morrison

& Foerster LLP as legal counsel to assist us in completing this transaction. We and our advisors stand ready to meet with you and your advisors to answer any questions you may have about our offer.

Very truly yours,

Masafumi Nogimori
Chief Executive Officer

cc:	Toichi Takenaka, Chairman

Additional Information

All details related to this proposal can be found on www.oncologyleader.com

Media Contacts

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+1 212 333 3810

Stan Neve

Sarah Lubman

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Information Agent

Georgeson Inc.

Thomas Gardiner, Managing Director

+1 212 440 9872

About Astellas

Astellas Pharma Inc., located in Tokyo, Japan, is a pharmaceutical company dedicated to improving the health of people around the world through the provision of innovative and reliable pharmaceuticals. Astellas has approximately 14,200 employees worldwide. The organization is committed to becoming a global category leader in urology, immunology & infectious diseases, neuroscience, DM complications & metabolic diseases and oncology. For more information on Astellas Pharma Inc., please visit our website at http://www.astellas.com/en.

Important Additional Information

This communication is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell OSI Pharmaceuticals (“OSI”) common stock. No tender offer for the shares of OSI common stock has commenced at this time. The tender offer (the “Tender Offer”) will be made pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related tender offer materials) to be filed by Astellas Pharma Inc., Astellas US Holding, Inc. and Ruby Acquisition, Inc.

(collectively, “Astellas”) with the Securities and Exchange Commission (“SEC”). These materials, as they may be amended from time to time, contain important information, including the terms and conditions of the Tender Offer, that should be read carefully before any decision is made with respect to the Tender Offer. Investors and security holders may obtain a free copy of these materials, when available, and other documents filed by Astellas with the SEC at the website maintained by the SEC at www.sec.gov. The Offer to Purchase, Letter of Transmittal and other related Tender Offer materials may also be obtained, when available, for free by contacting the information agent for the Tender Offer, Georgeson Inc., at (212) 440-9800 for banks and brokers and at (800) 213-0473 for persons other than banks and brokers.

In connection with Astellas’ proposal to nominate directors at OSI’s annual meeting of stockholders, Astellas may file a proxy statement with the SEC. Investors and security holders of OSI are urged to read the proxy statement and other documents related to the solicitation of proxies filed with the SEC carefully in their entirety when they become available because they will contain important information. Stockholders of OSI and other interested parties may obtain, free of charge, copies of the proxy statement (when available), and any other documents filed by Astellas with the SEC in connection with the proxy solicitation, at the SEC’s website as described above. The proxy statement (when available) and these other documents may also be obtained free of charge by contacting Georgeson Inc. at the numbers listed above.

Astellas and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding these directors and executive officers will be available in the Schedule 14A to be filed today and other documents filed by Astellas with the SEC as described above. Further information will be available in any proxy statement or other relevant materials filed with the SEC in connection with the solicitation of proxies when they become available.

No assurance can be given that the proposed transaction described herein will be consummated by Astellas, or completed on the terms proposed or any particular schedule, that the proposed transaction will not incur delays in obtaining the regulatory, board or stockholder approvals required for such transaction, or that Astellas will realize the anticipated benefits of the proposed transaction.

Statement on Cautionary Factors

Any statements made in this communication that are not statements of historical fact, including statements about Astellas’ beliefs and expectations and statements about Astellas’ proposed acquisition of OSI, are forward-looking statements and should be evaluated as such. Forward-looking statements include statements that may relate to Astellas’ plans, objectives, strategies, goals, future events, future revenues or performance, and other information that is not historical information. Factors that may materially affect such forward-looking statements include: Astellas’ ability to successfully complete the tender offer for OSI’s shares or realize the anticipated benefits of the transaction; delays in obtaining any approvals required for the transaction, or an inability to obtain them on the terms proposed or on the anticipated schedule; and the failure of any of the conditions to Astellas’ tender offer to be satisfied.

Any information regarding OSI contained herein has been taken from, or is based upon, publicly available information. Although Astellas does not have any information that would indicate that any information contained herein is inaccurate or incomplete, Astellas has not had the opportunity to verify any such information and does not undertake any responsibility for the accuracy or completeness of such information.

Astellas does not undertake, and specifically disclaims, any obligation or responsibility to update or amend any of the information above except as otherwise required by law.

Website copy:

This website is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell OSI Pharmaceuticals (“OSI”) common stock. No tender offer for the shares of OSI common stock has commenced at this time. The tender offer (the “Tender Offer”) will be made pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related tender offer materials) to be filed by Astellas Pharma Inc., Astellas US Holding, Inc. and Ruby Acquisition, Inc. collectively, (“Astellas”) with the Securities and Exchange Commission (“SEC”). These materials, as they may be amended from time to time, contain important information, including the terms and conditions of the Tender Offer, that should be read carefully before any decision is made with respect to the Tender Offer. Investors and security holders may obtain a free copy of these materials and other documents filed by Astellas with the SEC at the website maintained by the SEC at www.sec.gov. The Offer to Purchase, Letter of Transmittal and other related Tender Offer materials may also be obtained for free by contacting the information agent for the Tender Offer, Georgeson Inc., at (212) 440-9800 for banks and brokers and at (800) 213-0473 for persons other than banks and brokers.

As a consequence of legal restrictions, the release, publication or distribution of information contained on this website in certain jurisdictions or to certain persons may be restricted or unlawful. All persons resident or located outside the United States who wish to view this website must first satisfy themselves that they are not subject to any local requirements that prohibit or restrict them from doing so and should inform themselves of, and observe, any applicable legal or regulatory requirements applicable in their jurisdiction. If you are resident or located in a country that renders the accessing of this website or parts thereof illegal, whether or not subject to making certain notifications or taking other action, you should not view this website. It is not intended that the materials on this website be accessible by persons resident or located in any jurisdiction where to do so would constitute a violation of the relevant laws and/or regulations of such jurisdiction.

In connection with Astellas’ proposal to acquire OSI, Astellas may file a proxy statement with the SEC. Investors and security holders of OSI are urged to read these and other documents filed with the SEC carefully in their entirety when they become available because they will contain important information about the proposed transaction. Stockholders of OSI and other interested parties may obtain, free of charge, copies of the proxy statement (if and when available), and any other documents filed by Astellas with the SEC in connection with the proxy solicitation, at the SEC’s website as described above. The proxy statement (if and when available) and these other documents may also be obtained free of charge by contacting Georgeson Inc. at the numbers listed above.

Astellas and certain of their directors and executive officers, as well as other persons, may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the directors and executive officers will be available in the Schedule 14A to be filed today and other documents filed by Astellas with the SEC as described above. Further information will be available in any proxy statement or other relevant materials filed with the SEC in connection with the solicitation of proxies when they become available.

No assurance can be given that the proposed transaction described herein will be consummated by Astellas, or completed on the terms proposed or any particular schedule, that the proposed transaction will not incur delays in obtaining the regulatory, board or stockholder approvals required for such transaction, or that Astellas will realize the anticipated benefits of the proposed transaction.

Statement on Cautionary Factors

Any statements made in this website that are not statements of historical fact, including statements about Astellas’ beliefs and expectations and statements about Astellas’ proposed acquisition of OSI, are forward-looking statements and should be evaluated as such. Forward-looking statements include statements that may relate to Astellas’ plans, objectives, strategies, goals, future events, future revenues or performance, and other information that is not historical information. Factors that may materially affect such forward-looking statements include: Astellas’ ability to successfully complete the tender offer for OSI’s shares or realize the anticipated benefits of the transaction; delays in obtaining any approvals required for the transaction, or an inability to obtain them on the terms proposed or on the anticipated schedule; and the failure of any of the conditions to Astellas’ tender offer to be satisfied.

Any information regarding OSI contained herein has been taken from, or is based upon, publicly available information. Although Astellas does not have any information that would indicate that any information contained herein is inaccurate or incomplete, Astellas has not had the opportunity to verify any such information and does not undertake any responsibility for the accuracy or completeness of such information.

The passage of time and/or the occurrence of subsequent events can render the materials on this website inaccurate or incomplete and, consequently, viewers of this website should consider the dates of issuance of all materials on this website. Astellas does not undertake, and specifically disclaims, any obligation or responsibility to update or amend any of the information above except as otherwise required by law.

THE DOCUMENTS MAY NOT BE DOWNLOADED EITHER IN WHOLE OR IN PART BY ANY PERSON IN ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

Electronic versions of these materials are not directed at or accessible by persons resident in any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction. Accordingly, you may only access this website if you are able to provide the below confirmations. If you are resident or located in any jurisdiction into which distribution of these materials would constitute a violation of the relevant laws of such jurisdiction, you must click on the relevant box below in order to exit this website.

Confirmation of understanding and acceptance

In order to view the materials on this website, by clicking on the “CONFIRM” box below, you are making the following confirmations:

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If you are not able to give these confirmations (as applicable), you should click on “DECLINE” below.

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HOMEPAGE

Overview of Astellas Pharma Inc.

Astellas Pharma Inc. is a global pharmaceutical company headquartered in Tokyo dedicated to improving the health of people around the world through the provision of innovative and reliable pharmaceutical products. Astellas has approximately 14,200 employees worldwide in more than 40 countries across Asia, Europe and the Americas.

Globally, Astellas is focused on five key therapeutic R&D categories: urology, immunology & infectious diseases, oncology, neuroscience, DM complications & metabolic diseases. The company is dedicated to becoming a global category leader in these areas by combining outstanding R&D and marketing capabilities and continuing to grow in the world pharmaceutical market. We market a number of leading drugs across these areas, including Vesicare, Harnal and Prograf. We are always striving to find solutions for unmet medical needs.

Astellas Pharma US, Inc., is our U.S.-based affiliate located in Deerfield, Illinois. Our U.S. business currently focuses on cardiology, dermatology, immunology, infectious disease, neuroscience and urology. It also has a strong commitment to discovering and developing innovative therapies in the area of oncology. California-based Agensys, Inc, a wholly-owned subsidiary of Astellas US Holding, Inc., is developing a pipeline of therapeutic fully human monoclonal antibodies (MAbs) to treat solid tumor cancers. We acquired Agensys in November 2007; it is a leading biotechnology company in therapeutic antibody research and development in oncology. Agensys’ pipeline is focused on both naked and antibody-drug conjugated therapeutic antibodies, directed at a variety of cancer indicators, including those for prostate, kidney, pancreas, ovarian, bladder, lung, colon, breast and skin.

Astellas has an unrelenting commitment to R&D as the value-creating core of its business and this drives forward our philosophy of improving the health of people around the world every day.

Deal Website

A Message to OSI Pharmaceuticals’ Employees

As you are aware, Astellas has made an offer to purchase all the outstanding shares of OSI Pharmaceuticals. After attempts over the past 13 months to engage OSI in meaningful discussions, Astellas has decided to take its offer directly to OSI’s stockholders.

Astellas has great respect for OSI and expects to integrate the strengths of OSI’s business and its employees into our operations, as we have in the past with similar strategic acquisitions. We take pride in maintaining and fostering an environment for our employees to thrive and continue to find innovative solutions for unmet medical needs through a firm commitment to R&D.

We believe that our scale and financial strength will help OSI continue to realize the value of its current product pipeline, as well as continue the necessary funding of its discovery engine. Adding Astellas’ strong business operations and experience in the development and sales of new products to OSI current business will enable the company to accelerate their development and ensure their successful commercialization.

We look forward to building on your success and working with you to take OSI Pharmaceuticals to new heights.

Masafumi Nogimori

President and CEO

Astellas Pharma Inc.

For more information on what life is like at Astellas, please click [here - http://www.astellas.us/careers/].

Important Additional Information

This communication is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell OSI Pharmaceuticals (“OSI”) common stock. No tender offer for the shares of OSI common stock has commenced at this time. The tender offer (the “Tender Offer”) will be made pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related tender offer materials) to be filed by Astellas Pharma Inc., Astellas US Holding, Inc. and Ruby Acquisition, Inc. (collectively, “Astellas”) with the Securities and Exchange Commission (“SEC”). These materials, as they may be amended from time to time, contain important information, including the terms and conditions of the Tender Offer, that should be read carefully before any decision is made with respect to the Tender Offer. Investors and security holders may obtain a free copy of these materials, when available, and other documents filed by Astellas with the SEC at the website maintained by the SEC at www.sec.gov. The Offer to Purchase, Letter of Transmittal and other related Tender Offer materials may also be obtained, when available, for free by contacting the information agent for the Tender Offer, Georgeson Inc., at (212) 440-9800 for banks and brokers and at (800) 213-0473 for persons other than banks and brokers.

In connection with Astellas’ proposal to nominate directors at OSI’s annual meeting of stockholders, Astellas may file a proxy statement with the SEC. Investors and security holders of OSI are urged to read the proxy statement and other documents related to the solicitation of proxies filed with the SEC carefully in their entirety when they become available because they will contain important information. Stockholders of OSI and other interested parties may obtain, free of charge, copies of the proxy statement (when available), and any other documents filed by Astellas with the SEC in connection with the proxy solicitation, at the SEC’s website as described above. The proxy statement (when available) and these other documents may also be obtained free of charge by contacting Georgeson Inc. at the numbers listed above.

Astellas and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding these directors and executive officers will be available in the Schedule 14A to be filed today and other documents filed by Astellas with the SEC as described above. Further information will be available in any proxy statement or other relevant materials filed with the SEC in connection with the solicitation of proxies when they become available.

No assurance can be given that the proposed transaction described herein will be consummated by Astellas, or completed on the terms proposed or any particular schedule, that the proposed transaction will not incur delays in obtaining the regulatory, board or stockholder approvals required for such transaction, or that Astellas will realize the anticipated benefits of the proposed transaction.

Statement on Cautionary Factors

Any statements made in this communication that are not statements of historical fact, including statements about Astellas’ beliefs and expectations and statements about Astellas’ proposed acquisition of OSI, are forward-looking statements and should be evaluated as such. Forward-looking statements include statements that may relate to Astellas’ plans, objectives, strategies, goals, future events, future revenues or performance, and other information that is not historical information. Factors that may materially affect such forward-looking statements include: Astellas’ ability to successfully complete the tender offer for OSI’s shares or realize the anticipated benefits of the transaction; delays in obtaining any approvals required for the transaction, or an inability to obtain them on the terms proposed or on the anticipated schedule; and the failure of any of the conditions to Astellas’ tender offer to be satisfied.

Any information regarding OSI contained herein has been taken from, or is based upon, publicly available information. Although Astellas does not have any information that would indicate that any information contained herein is inaccurate or incomplete, Astellas has not had the opportunity to verify any such information and does not undertake any responsibility for the accuracy or completeness of such information.

Astellas does not undertake, and specifically disclaims, any obligation or responsibility to update or amend any of the information above except as otherwise required by law.

Our Commitment to Communities

Astellas Pharma Inc. is committed to innovation and developing leading therapeutic solutions. Core to our business philosophy is our Corporate Social Responsibility-based management program through which we strive toward sustained enhancement of our enterprise value while remaining acutely aware of our social responsibilities. We take a broad view so that we are not only a successful business, but also a contributing member of society.

We have a strong history of significant contribution and participation in the communities where we operate. We have the highest respect for our employees, patients, customers and stockholders, the medical and scientific community, and our local communities, which we seek to support in many ways.

Astellas also has a long track record of supporting a wide variety of organizations and initiatives. We support many worthwhile charities through corporate giving and employee volunteer time.

At Astellas we and our employees frequently support our local communities and pharmaceutical field through our work across numerous charities and partnerships. In addition, Astellas has many structured initiatives, such as Science WoRx, a program developed to support science education in the community, and a partnership with the National Science Teachers Association through which we are trying to elevate the importance of science in schools. These initiatives and others align with our ethos that science will enrich and improve people’s lives.

Giving back and building goodwill is an essential part of taking our business forward. Astellas expects to continue with these initiatives and implement new ideas and activities in order to continue its role as a strong and engaged corporate citizen.

To learn more about Astellas’ social responsibility commitments please click [here - http://www.astellas.us/social/].

DEAL WEBSITE FAQ FOR EMPLOYEE PAGE

1.	Who is Astellas Pharma Inc.?

•	Astellas is a leading pharmaceutical company headquartered in Tokyo and listed on the Tokyo and Osaka Stock Exchanges.

•

Astellas was formed in April 2005 through the merger of Japan’s third and fifth largest pharmaceutical companies—Yamanouchi, founded in 1923, and Fujisawa, founded in 1894. It has operations throughout the Americas, Europe and Asia.

•	Astellas’ core goal is improving the health of people around the world through the provision of innovative and reliable pharmaceuticals products.

•

Astellas is focused on five key therapeutic R&D categories in order to provide solutions for today’s unmet medical needs: urology, immunology & infectious diseases, oncology, neuroscience, DM complications & metabolic diseases.

2.	Why is the combination of Astellas and OSI a good idea?

•

Astellas’ scale and financial strength will allow the combined company to realize the value of OSI’s current product pipeline, as well as continue the necessary funding of its discovery engine and commercialization efforts.

3.	What is a tender offer?

•	A tender offer is a solicitation to purchase some or all of the stockholders’ shares in a corporation.

•	The proposed transaction would require shareholder support from OSI’s stockholders in the form of tendering their shares into an offer.

4.	When is the transaction going to happen? What are the next steps?

•	We plan to officially commence our tender offer on March 2, 2010. Once this is filed, according to SEC regulations, OSI has 10 business days to respond to our tender offer.

•	There are a number of steps in this process and we expect it will be a number of months before we complete this transaction.

5.	Why have you launched a tender offer? Why not approach OSI’s management?

•

Astellas has made numerous attempts to engage in substantive discussions to acquire OSI. Astellas first raised its interest in acquiring OSI in January 2009 and this offer follows our attempts over the past 13 months to engage OSI’s management in meaningful discussions.

•	We are disappointed that we have not been able to reach a negotiated transaction. As we believe we have exhausted all other options, we are taking the offer directly to OSI’s stockholders now.

6.	How will this affect OSI’s operations and the day to day working of the business? Will OSI become a division of Astellas?

•	While it is too early to discuss specifics we are committed to making this integration a success.

•

We are very excited about the potential of this transaction and we fully expect to integrate the strengths of OSI’s business and employees into our company as we have in the past with similar strategic acquisitions.

7.	Do you think a difference in cultures between the two companies would be an obstacle to either completing or integrating this transaction?

•	Not at all. Astellas is a global company with operations in over 40 countries and we have significant expertise and experience in successfully completing and integrating acquisitions.

8.	What oncology operations does Astellas already have in the U.S.?

•	In 2007, Astellas acquired Agensys. California-based Agensys is developing a pipeline of therapeutic fully human monoclonal antibodies (MAbs) to treat solid tumor cancers.

9.	How will OSI’s foundation and other community efforts be affected?

•

While it is too early to discuss the specifics, Astellas’ business philosophy is rooted in corporate social responsibility, and the company encourages employees to contribute their skills, knowledge and time within local communities.

•

Examples include our program Science WoRx which is committed to supporting science education and our StarGiving program through which we give employees volunteer time off and match their charitable contributions.

•

Giving back and generating goodwill is an essential part of taking any business forward and the combined company will continue with existing initiatives and implement new ideas and activities in order to be a strong and engaged corporate citizen.

Important Additional Information

This communication is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell OSI Pharmaceuticals (“OSI”) common stock. No tender offer for the shares of OSI common stock has commenced at this time. The tender offer (the “Tender Offer”) will be made pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related tender offer materials) to be filed by Astellas Pharma Inc., Astellas US Holding, Inc. and Ruby Acquisition, Inc. (collectively, “Astellas”) with the Securities and Exchange Commission (“SEC”). These materials, as they may be amended from time to time, contain important information, including the terms and conditions of the Tender Offer, that should be read carefully before any decision is made with respect to the Tender Offer. Investors and security holders may obtain a free copy of these materials, when available, and other documents filed by Astellas with the SEC at the website maintained by the SEC at www.sec.gov. The Offer to Purchase, Letter of Transmittal and other related Tender Offer materials may also be obtained, when available, for free by contacting the information agent for the Tender Offer, Georgeson Inc., at (212) 440-9800 for banks and brokers and at (800) 213-0473 for persons other than banks and brokers.

In connection with Astellas’ proposal to nominate directors at OSI’s annual meeting of stockholders, Astellas may file a proxy statement with the SEC. Investors and security holders of OSI are urged to read the proxy statement and other documents related to the solicitation of proxies filed with the SEC carefully in their entirety when they become available because they will contain important information. Stockholders of OSI and other interested parties may obtain, free of charge, copies of the proxy statement (when available), and any other documents filed by Astellas with the SEC in connection with the proxy solicitation, at the SEC’s website as described above. The proxy statement (when available) and these other documents may also be obtained free of charge by contacting Georgeson Inc. at the numbers listed above.

Astellas and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding these directors and executive officers will be available in the Schedule 14A to be filed today and other documents filed by Astellas with the SEC as described above. Further information will be available in any proxy statement or other relevant materials filed with the SEC in connection with the solicitation of proxies when they become available.

No assurance can be given that the proposed transaction described herein will be consummated by Astellas, or completed on the terms proposed or any particular schedule, that the proposed transaction will not incur delays in obtaining the regulatory, board or stockholder approvals required for such transaction, or that Astellas will realize the anticipated benefits of the proposed transaction.

Statement on Cautionary Factors

Any statements made in this communication that are not statements of historical fact, including statements about Astellas’ beliefs and expectations and statements about Astellas’ proposed acquisition of OSI, are forward-looking statements and should be evaluated as such. Forward-looking statements include statements that may relate to Astellas’ plans, objectives, strategies, goals, future events, future revenues or performance, and other information that is not historical information. Factors that may materially affect such forward-looking statements include: Astellas’ ability to successfully complete the tender offer for OSI’s shares or realize the anticipated benefits of the transaction; delays in obtaining any approvals required for the transaction, or an inability to obtain them on the terms proposed or on the anticipated schedule; and the failure of any of the conditions to Astellas’ tender offer to be satisfied.

Any information regarding OSI contained herein has been taken from, or is based upon, publicly available information. Although Astellas does not have any information that would indicate that any information contained herein is inaccurate or incomplete, Astellas has not had the opportunity to verify any such information and does not undertake any responsibility for the accuracy or completeness of such information.

Astellas does not undertake, and specifically disclaims, any obligation or responsibility to update or amend any of the information above except as otherwise required by law.

Companies

Ticker	TSE: 4503	NASDAQ: OSIP

COMPANY OVERVIEW

•   Astellas Pharma Inc. (API) is a global pharmaceutical company operating in over 40 countries, headquartered in Tokyo and listed on the Tokyo and Osaka Stock Exchanges.

•   Astellas was formed in April 2005 through the merger of Japan’s third and fifth largest pharmaceutical companies - Yamanouchi, founded in 1923, and Fujisawa, founded in 1894. It has operations throughout the Americas, Europe and Asia.

•   Astellas’ core goal is improving the health of people around the world through the provision of innovative and reliable pharmaceuticals products.

•   Astellas is focused on five key therapeutic R&D categories in order to provide solutions for today’s unmet medical needs, these are: urology, immunology & infectious diseases, oncology, neuroscience, DM complications & metabolic diseases.

www.astellas.com

•   OSI is a biotechnology company primarily focused on the discovery, development and commercialization of molecular targeted therapies addressing unmet medical needs in oncology, diabetes and obesity.

•   Headquartered in Long Island, New York, with facilities in Colorado, New Jersey and the UK.

•   OSI’s primary focus is oncology and its flagship product is Tarceva, an HER 1/EGFR inhibitor marketed for treatment of 2nd and 3rd line non-small cell lung cancer and pancreatic cancer.

www.osip.com

Employees	14,261 (as of March 2009 – latest annual report figures)	512 full-time and 23 part-time employees worldwide (as of December 31, 2009)

Financial Highlights ($ millions)	(Last 12 Months through 12/31/09) Revenue: $11 billion (global net sales) R&D: $2.1 billion EBITDA: $2.9 billion Net Income: $1.5 billion Converted at ¥88.94 to $1	(FY09 ended 12/31/09 ) Revenue: $428 million R&D: $152 million EBITDA: $163 million Net Income: $76 million

Strategic Rationale

•   Supports Astellas’ stated growth strategy of becoming a Global Category Leader in oncology – a high-priority therapeutic area for Astellas.

•   Provides Astellas with an expanded product portfolio and pipeline, with an established oncology business in the U.S. that Astellas can grow globally.

•   Enhances Astellas’ strong track record in developing, launching and commercializing innovative and reliable medications for patients with unmet medical needs.

Commitment to the U.S.

•   Astellas has great respect for OSI and expects to integrate the strengths of OSI’s business and employees into its operations as it has with past similar strategic acquisitions.

•   Astellas has a proven track record of successfully integrating strategic businesses as it did in its integration of California based biotech company Agensys which it acquired in 2007.

•   Astellas established its U.S. headquarters in Deerfield, Illinois, in April 2005 with the merger of Yamanouchi & Fujisawa. Fujisawa first set up its business in the U.S. in 1977.

•   In 2009, Astellas generated $1.9 billion in North American Product Sales.

•   Astellas is an active participant in the community and its sector through charitable giving and Science WoRx, its commitment to supporting science education, among others.

•   Through its foundation, Astellas looks to support educational and scientific activities in the same therapeutic areas in which Astellas specializes.

Transaction Terms	Tender Offer

•   US$52 per share in cash, or an aggregate of US $3.5 billion on a fully diluted basis.

•   The all-cash offer represents a significant premium of over 40% on the closing price of OSI’s common stock of $37.02 per share on February 26, 2010.

•   A 53% premium to its three-month average of $34.01 per share.

•   A 31% premium to its 52-week high of $39.66 per share.

Key Conditions

•   The offer will be subject to customary conditions, including that a majority of OSI’s shares of common stock, on a fully diluted basis, are tendered into Astellas’ offer, and that OSI’s Board takes all actions to make its stockholder rights plan and section 203 of the Delaware Corporate Law inapplicable to Astellas’ offer.

•   Offer is not subject to any financing or due diligence conditions.

•   Astellas does not anticipate any regulatory hurdles to completion.

•   Astellas has cash or cash equivalents on hand to complete the transaction.

	Financing	• The proposal is a fully financed, all-cash transaction.

Contact Details	Media Contacts Brunswick New York +1 212 333 3810 Stan Neve / Sarah Lubman Brunswick Hong Kong +852 9850 5033 Joseph Lo	Information Agent Georgeson Inc. Toll-free #: 800-213-0473 Thomas Gardiner, Managing Director + 1 212-440-9872

Important Additional Information

This communication is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell OSI Pharmaceuticals (“OSI”) common stock. No tender offer for the shares of OSI common stock has commenced at this time. The tender offer (the “Tender Offer”) will be made pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related tender offer materials) to be filed by Astellas Pharma Inc., Astellas US Holding, Inc. and Ruby Acquisition, Inc. (collectively, “Astellas”) with the Securities and Exchange Commission (“SEC”). These materials, as they may be amended from time to time, contain important information, including the terms and conditions of the Tender Offer, that should be read carefully before any decision is made with respect to the Tender Offer. Investors and security holders may obtain a free copy of these materials, when available, and other documents filed by Astellas with the SEC at the website maintained by the SEC at www.sec.gov. The Offer to Purchase, Letter of Transmittal and other related Tender Offer materials may also be obtained, when available, for free by contacting the information agent for the Tender Offer, Georgeson Inc., at (212) 440-9800 for banks and brokers and at (800) 213-0473 for persons other than banks and brokers.

In connection with Astellas’ proposal to nominate directors at OSI’s annual meeting of stockholders, Astellas may file a proxy statement with the SEC. Investors and security holders of OSI are urged to read the proxy statement and other documents related to the solicitation of proxies filed with the SEC carefully in their entirety when they become available because they will contain important information. Stockholders of OSI and other interested parties may obtain, free of charge, copies of the proxy statement (when available), and any other documents filed by Astellas with the SEC in connection with the proxy solicitation, at the SEC’s website as described above. The proxy statement (when available) and these other documents may also be obtained free of charge by contacting Georgeson Inc. at the numbers listed above.

Astellas and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding these directors and executive officers will be available in the Schedule 14A to be filed today and other documents filed by Astellas with the SEC as described above. Further information will be available in any proxy statement or other relevant materials filed with the SEC in connection with the solicitation of proxies when they become available.

No assurance can be given that the proposed transaction described herein will be consummated by Astellas, or completed on the terms proposed or any particular schedule, that the proposed transaction will not incur delays in obtaining the regulatory, board or stockholder approvals required for such transaction, or that Astellas will realize the anticipated benefits of the proposed transaction.

Statement on Cautionary Factors

Any statements made in this communication that are not statements of historical fact, including statements about Astellas’ beliefs and expectations and statements about Astellas’ proposed acquisition of OSI, are forward-looking statements and should be evaluated as such. Forward-looking statements include statements that may relate to Astellas’ plans, objectives, strategies, goals, future events, future revenues or performance, and other information that is not historical information. Factors that may materially affect such forward-looking statements include: Astellas’ ability to successfully complete the tender offer for OSI’s shares or realize the anticipated benefits of the transaction; delays in obtaining any approvals required for the transaction, or an inability to obtain them on the terms proposed or on the anticipated schedule; and the failure of any of the conditions to Astellas’ tender offer to be satisfied.

Any information regarding OSI contained herein has been taken from, or is based upon, publicly available information. Although Astellas does not have any information that would indicate that any information contained herein is inaccurate or incomplete, Astellas has not had the opportunity to verify any such information and does not undertake any responsibility for the accuracy or completeness of such information.

Astellas does not undertake, and specifically disclaims, any obligation or responsibility to update or amend any of the information above except as otherwise required by law.

###

On March 1, 2010 Astellas sent the following communications to its employees:

Email message to all VPs and Above + Affiliate Heads

Dear Colleagues,

I wanted to let you know that today Astellas Pharma Inc. announced that we will offer to acquire all outstanding shares of common stock of OSI Pharmaceuticals for $52 per share, payable in cash. With a leading cancer product, Tarceva (erlotinib), already on the market and several prospective new oncology compounds in OSI’s pipeline, Astellas’ acquisition of this biotechnology company will support our growth strategy of becoming a Global Category Leader in oncology.

Astellas’ scale and financial strength will allow the combined company to realize the value of OSI’s current product pipeline as well as continue the necessary funding of its discovery engine. By adding Astellas’ strong business operations and experience in the development and sales of new products we will enable the combined company to accelerate their development and commercialization.

For the past 13 months, we have diligently tried to engage OSI’s management in meaningful merger negotiations. We hope that OSI’s Board and CEO will recognize the attractiveness of our offer.

As you can imagine, there are many steps along the path we have announced today and any speculation as to specific plans for the integration of such an organization would be premature. I can tell you, however, that consistent with our prior acquisitions; we expect to integrate the strengths of OSI’s business and employees into our operations to create a world-class oncology business.

In April we will celebrate the 5th anniversary of Astellas. Even in this short period of time, we have built a world-class organization committed to supporting our mission of improving the health of people around the world. I am counting on your continued leadership to drive our organization toward achieving VISION 2015.

I will keep you informed of relevant developments as appropriate and all announcements will be posted on Astellas’ InSite intranet site. In the meantime, please forward all inquiries from media or the investment community to Maribeth Landwehr in Corporate Communications (x8988).

Regards,

Seigo

Important Additional Information

This communication is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell OSI Pharmaceuticals (“OSI”) common stock. No tender offer for the shares of OSI common stock has commenced at this time. The tender offer (the “Tender Offer”) will be made pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related tender offer materials) to be filed by Astellas Pharma Inc., Astellas US Holding, Inc. and Ruby Acquisition, Inc. (collectively, “Astellas”) with the Securities and Exchange Commission (“SEC”). These materials, as they may be amended from time to time, contain important information, including the terms and conditions of the Tender Offer, that should be read carefully before any decision is made with respect to the Tender Offer. Investors and security holders may obtain a free copy of these materials, when available, and other documents filed by Astellas with the SEC at the website maintained by the SEC at www.sec.gov. The Offer to Purchase, Letter of Transmittal and other related Tender Offer materials may also be obtained, when available, for free by contacting the information agent for the Tender Offer, Georgeson Inc., at (212) 440-9800 for banks and brokers and at (800) 213-0473 for persons other than banks and brokers.

In connection with Astellas’ proposal to nominate directors at OSI’s annual meeting of stockholders, Astellas may file a proxy statement with the SEC. Investors and security holders of OSI are urged to read the proxy statement and other documents related to the solicitation of proxies filed with the SEC carefully in their entirety when they become available because they will contain important information. Stockholders of OSI and other interested parties may obtain, free of charge, copies of the proxy statement (when available), and any other documents filed by Astellas with the SEC in connection with the proxy solicitation, at the SEC’s website as described above. The proxy statement (when available) and these other documents may also be obtained free of charge by contacting Georgeson Inc. at the numbers listed above.

Astellas and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding these directors and executive officers will be available in the Schedule 14A to be filed today and other documents filed by Astellas with the SEC as described above. Further information will be available in any proxy statement or other relevant materials filed with the SEC in connection with the solicitation of proxies when they become available.

No assurance can be given that the proposed transaction described herein will be consummated by Astellas, or completed on the terms proposed or any particular schedule, that the proposed transaction will not incur delays in obtaining the regulatory, board or stockholder approvals required for such transaction, or that Astellas will realize the anticipated benefits of the proposed transaction.

Statement on Cautionary Factors

Any statements made in this communication that are not statements of historical fact, including statements about Astellas’ beliefs and expectations and statements about Astellas’ proposed acquisition of OSI, are forward-looking statements and should be evaluated as such. Forward-looking statements include statements that may relate to Astellas’ plans, objectives, strategies, goals, future events, future revenues or performance, and other information that is not historical information. Factors that may materially affect such forward-looking statements include: Astellas’ ability to successfully complete the tender offer for OSI’s shares or realize the anticipated benefits of the transaction; delays in obtaining any approvals required for the transaction, or an inability to obtain them on the terms proposed or on the anticipated schedule; and the failure of any of the conditions to Astellas’ tender offer to be satisfied.

Any information regarding OSI contained herein has been taken from, or is based upon, publicly available information. Although Astellas does not have any information that would indicate that any information contained herein is inaccurate or incomplete, Astellas has not had the opportunity to verify any such information and does not undertake any responsibility for the accuracy or completeness of such information.

Astellas does not undertake, and specifically disclaims, any obligation or responsibility to update or amend any of the information above except as otherwise required by law.

Letter from Astellas CEO to Astellas Employees sent via email from CEO and posted on Intranet

Dear Colleague,

I am writing to share some important news. This morning, Astellas announced its intention to acquire OSI Pharmaceuticals via a direct offer to the company’s stockholders. The proposal values OSI at approximately $3.5 billion on a fully diluted basis, which would not require Astellas to raise any financing.

OSI is a U.S.-based biotechnology company primarily focused on the discovery, development and commercialization of molecular targeted therapies addressing medical needs in oncology, diabetes and obesity. Its largest area of focus is oncology, where it has a leading cancer therapy, Tarceva, a small molecule inhibitor used in the treatment of patients with locally advanced or metastatic non-small cell lung cancer and pancreatic cancer.

Acquiring OSI supports our growth strategy in oncology by providing Astellas with an established oncology business in the U.S. and an expanded product portfolio and pipeline. OSI would also augment Astellas’ strong existing franchises in urology and immunology and provide immediate value for Astellas stockholders.

We believe there are significant benefits from OSI’s acquisition by Astellas, and that a combined entity would allow us to achieve the goal of discovering, developing and delivering novel medications for patients with unmet needs in the oncology space far better than each of our companies could do independently.

This is clearly a very exciting development, but one that might take some time. We have tried to engage with OSI’s board and management for the last 13 months, but they have not been willing to have a meaningful conversation with us. As such, we have taken our proposal directly to OSI’s stockholders. We will keep you up to date on our progress. More information is available in our press release, which we encourage you to read, and at www.oncologyleader.com/, a website we have built specifically for this transaction.

If you receive any questions from any external third parties please direct them to your Corporate Communications department.

Thank you for your continued hard work,

Yours sincerely,

Masafumi Nogimori

President and CEO

Important Additional Information

This communication is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell OSI Pharmaceuticals (“OSI”) common stock. No tender offer for the shares of OSI common stock has commenced at this time. The tender offer (the “Tender Offer”) will be made pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related tender offer materials) to be filed by Astellas Pharma Inc., Astellas US Holding, Inc. and Ruby Acquisition, Inc. (collectively, “Astellas”) with the Securities and Exchange Commission (“SEC”). These materials, as they may be amended from time to time, contain important information, including the terms and conditions of the Tender Offer, that should be read carefully before any decision is made with respect to the Tender Offer. Investors and security holders may obtain a free copy of these materials, when available, and other documents filed by Astellas with the SEC at the website maintained by the SEC at www.sec.gov. The Offer to Purchase, Letter of Transmittal and other related Tender Offer materials may also be obtained, when available, for free by contacting the information agent for the Tender Offer, Georgeson Inc., at (212) 440-9800 for banks and brokers and at (800) 213-0473 for persons other than banks and brokers.

In connection with Astellas’ proposal to nominate directors at OSI’s annual meeting of stockholders, Astellas may file a proxy statement with the SEC. Investors and security holders of OSI are urged to read the proxy statement and other documents related to the solicitation of proxies filed with the SEC carefully in their entirety when they become available because they will contain important information. Stockholders of OSI and other interested parties may obtain, free of charge, copies of the proxy statement (when available), and any other documents filed by Astellas with the SEC in connection with the proxy solicitation, at the SEC’s website as described above. The proxy statement (when available) and these other documents may also be obtained free of charge by contacting Georgeson Inc. at the numbers listed above.

Astellas and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding these directors and executive officers will be available in the Schedule 14A to be filed today and other documents filed by Astellas with the SEC as described above. Further information will be available in any proxy statement or other relevant materials filed with the SEC in connection with the solicitation of proxies when they become available.

No assurance can be given that the proposed transaction described herein will be consummated by Astellas, or completed on the terms proposed or any particular schedule, that the proposed transaction will not incur delays in obtaining the regulatory, board or stockholder approvals required for such transaction, or that Astellas will realize the anticipated benefits of the proposed transaction.

Statement on Cautionary Factors

Any statements made in this communication that are not statements of historical fact, including statements about Astellas’ beliefs and expectations and statements about Astellas’ proposed acquisition of OSI, are forward-looking statements and should be evaluated as such. Forward-looking statements include statements that may relate to Astellas’ plans, objectives, strategies, goals, future events, future revenues or performance, and other information that is not historical information. Factors that may materially affect such forward-looking statements include: Astellas’ ability to successfully complete the tender offer for OSI’s shares or realize the anticipated benefits of the transaction; delays in obtaining any approvals required for the transaction, or an inability to obtain them on the terms proposed or on the anticipated schedule; and the failure of any of the conditions to Astellas’ tender offer to be satisfied.

Any information regarding OSI contained herein has been taken from, or is based upon, publicly available information. Although Astellas does not have any information that would indicate that any information contained herein is inaccurate or incomplete, Astellas has not had the opportunity to verify any such information and does not undertake any responsibility for the accuracy or completeness of such information.

Astellas does not undertake, and specifically disclaims, any obligation or responsibility to update or amend any of the information above except as otherwise required by law.

ASTELLAS EMPLOYEE FAQ – FOR INTERNAL PURPOSES ONLY (ON INTRANET)

1.	Who is OSI Pharmaceuticals?

•	OSI is a biotechnology company primarily focused on the discovery, development and commercialization of molecular targeted therapies addressing unmet medical needs in oncology, diabetes and obesity.

•	Headquartered in Long Island, New York, OSI also has facilities in Colorado, New Jersey and United Kingdom.

•	OSI’s primary focus is oncology and its flagship product is Tarceva (erlotinib), an HER 1/EGFR inhibitor marketed for treatment of 2nd and 3rd line non-small cell lung cancer and pancreatic cancer.

2.	Why is Astellas proposing to acquire OSI?

•	Supports Astellas’ stated growth strategy of becoming Global Category Leader in oncology– a high-priority therapeutic area for Astellas.

•	Provides Astellas with an established oncology business in the U.S. and an expanded product portfolio and pipeline that Astellas can grow globally.

•	Enhances Astellas’ strong track record in discovering, developing and delivering novel medications for patients with unmet medical needs.

•	Augments Astellas’ strong existing franchises in urology and immunology.

3.	What will be the structure of the new combined company? Will OSI be a division within Astellas? Will any jobs be lost as a result of the transaction?

•	While it is too early to discuss specifics we are committed to making this integration a success.

•

We are very excited about the potential of this transaction and we fully expect to integrate the strengths of OSI’s business and employees into our company as we have in the past with similar strategic acquisitions.

4.	When is the transaction going to happen? What are the next steps?

•	Under the U.S. Securities and Exchange Commission regulations OSI’s management has 10 business days to respond to our offer.

•	Astellas will then take the steps necessary to successfully complete its tender offer and the acquisition of OSI.

5.	What is a tender offer?

•	A tender offer is a solicitation to purchase some or all of the stockholders’ shares in a corporation.

•	The proposed transaction would require shareholder support from OSI’s stockholders in the form of tendering their shares into an offer.

6.	How is this different from the CV Therapeutics transaction last year?

•	Combining with OSI supports Astellas’ stated growth strategy of becoming a Global Category Leader in oncology – a high-priority therapeutic area for Astellas.

•

This combination will further Astellas’ position as a global pharmaceutical company with an established oncology business, greater commercialization capabilities, an expanded product portfolio and a strengthened pipeline.

Important Additional Information

This communication is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell OSI Pharmaceuticals (“OSI”) common stock. No tender offer for the shares of OSI common stock has commenced at this time. The tender offer (the “Tender Offer”) will be made pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related tender offer materials) to be filed by Astellas Pharma Inc., Astellas US Holding, Inc. and Ruby Acquisition, Inc. (collectively, “Astellas”) with the Securities and Exchange Commission (“SEC”). These materials, as they may be amended from time to time, contain important information, including the terms and conditions of the Tender Offer, that should be read carefully before any decision is made with respect to the Tender Offer. Investors and security holders may obtain a free copy of these materials, when available, and other documents filed by Astellas with the SEC at the website maintained by the SEC at www.sec.gov. The Offer to Purchase, Letter of Transmittal and other related Tender Offer materials may also be obtained, when available, for free by contacting the information agent for the Tender Offer, Georgeson Inc., at (212) 440-9800 for banks and brokers and at (800) 213-0473 for persons other than banks and brokers.

In connection with Astellas’ proposal to nominate directors at OSI’s annual meeting of stockholders, Astellas may file a proxy statement with the SEC. Investors and security holders of OSI are urged to read the proxy statement and other documents related to the solicitation of proxies filed with the SEC carefully in their entirety when they become available because they will contain important information. Stockholders of OSI and other interested parties may obtain, free of charge, copies of the proxy statement (when available), and any other documents filed by Astellas with the SEC in connection with the proxy solicitation, at the SEC’s website as described above. The proxy statement (when available) and these other documents may also be obtained free of charge by contacting Georgeson Inc. at the numbers listed above.

Astellas and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding these directors and executive officers will be available in the Schedule 14A to be filed today and other documents filed by Astellas with the SEC as described above. Further information will be available in any proxy statement or other relevant materials filed with the SEC in connection with the solicitation of proxies when they become available.

No assurance can be given that the proposed transaction described herein will be consummated by Astellas, or completed on the terms proposed or any particular schedule, that the proposed transaction will not incur delays in obtaining the regulatory, board or stockholder approvals required for such transaction, or that Astellas will realize the anticipated benefits of the proposed transaction.

Statement on Cautionary Factors

Any statements made in this communication that are not statements of historical fact, including statements about Astellas’ beliefs and expectations and statements about Astellas’ proposed acquisition of OSI, are forward-looking statements and should be evaluated as such. Forward looking statements include statements that may relate to Astellas’ plans, objectives, strategies, goals, future events, future revenues or performance, and other information that is not historical information. Factors that may materially affect such forward-looking statements include: Astellas’ ability to successfully complete the tender offer for OSI’s shares or realize the anticipated benefits of the transaction; delays in obtaining any approvals required for the transaction, or an inability to obtain them on the terms proposed or on the anticipated schedule; and the failure of any of the conditions to Astellas’ tender offer to be satisfied.

Any information regarding OSI contained herein has been taken from, or is based upon, publicly available information. Although Astellas does not have any information that would indicate that any information contained herein is inaccurate or incomplete, Astellas has not had the opportunity to verify any such information and does not undertake any responsibility for the accuracy or completeness of such information.

Astellas does not undertake, and specifically disclaims, any obligation or responsibility to update or amend any of the information above except as otherwise required by law.